EXHIBIT C


Investment Banking Division

PaineWebber Incorporated
1285 Avenue of the Americas
New York, NY  10019
212 713-2000



                                                 [PaineWebber Letterhead]


April 6, 2000


Confidential
------------

California Investment Fund, LLC
550 West C Street, Suite 1000
San Diego, CA  92101

Attention:  Michael R. Kelly
            Managing Member

Ladies and Gentlemen:

     In order to consider a possible acquisition of some or all of the equity securities or assets of our client, Dynex Capital, Inc. (the "Seller"), we are providing certain information to you. For the purpose of this letter, "you" shall mean your company, its subsidiaries and affiliates, together with your employees, directors, agents, advisors and lenders; the "Seller" shall mean Dynex Capital, Inc., its subsidiaries and affiliates, together with their employees, directors, agents, advisors and lenders; and "Information" shall mean any and all information and data which you receive from the Seller concerning its business, financial condition, operations, strategies and prospects.

     In consideration of granting you access to the Information, you agree that the Information will be held by you in strictest confidence, and shall not be disclosed by you without the prior written consent of the Seller. You further agree that:

     (1) The Information will be used by you solely in connection with the consideration of a possible acquisition of some or all of the equity securities or assets of the Seller;

     (2) You will restrict dissemination of the Information to those of your employees, directors, agents, advisors and lenders which have a need to know such Information, you will notify them of the terms of this letter, and you will be responsible for their actions;

     (3) You will promptly return the Information (including any copies, summaries or references) upon request to us; You will not issue or release any public announcement or acknowledgment of discussions between you and the Seller or the existence of this Agreement or any other agreement contemplated between the parties to this Agreement, except when and as required by law, and then only after first disclosing to the Seller the content of such announcement or acknowledgment, so as to give the Seller an opportunity to seek an appropriate protective order; and

     (4) For a period of 24 months following termination of discussions between you and the Seller, you agree not to purchase any of the securities of the Company without the prior written consent of the Seller's Board of Directors, and for 6 months after termination you will not initiate employment discussions with any employee of the Company.

     Paragraphs 1 and 2 above shall not apply to Information in your possession which: (i) is publicly available (except by virtue of a breach of this agreement) or (ii) you have obtained independently of the Seller without obligation either on your part or on the part of the source supplying such Information to treat such Information as confidential or limiting the purposes for which it could be used.

     Neither the Seller nor PaineWebber shall be deemed to make any representation or warranty as to the accuracy or completeness of the Information furnished to you.

                                                Very truly yours,
                                                PAINEWEBBER INCORPORATED



                                                By: /s/ James P. Murray
                                                    -----------------------
                                                    James P. Murray
                                                    First Vice President

Accepted and Agreed to as of
the date first written above:

California Investment Fund, LLC



By: /s/ Michael R. Kelly
    ----------------------------
    Michael R. Kelly
    Managing Member